

INVEST IN **SOBER SIDEKICK**

The virtual community for healing from addiction

LEAD INVESTOR ⌃



Stephanie Funk

Sober Sidekick is the first platform to bring instant access to recovery support to anyone anywhere. As someone who has been in recovery for quite a while and struggled with a few relapses over the years I know that getting to meetings and therapy, especially as a single mom in my case, was not always an easy option. I've looked for something like Sober Sidekick on the App Store, but it just didn't exist. As an investor the model here is sound and scalable. Sober Sidekick has bootstrapped their way to 100,000 users who are very engaged. I believe this is the beginning stages of the most epic wave of real life come back stories the world has ever seen.

Invested $25,000 this round

Learn about Lead Investors

Highlights



1   ⚡ $300K ARR generated solely with sweat equity

1. 🟡 $300K ARR generated solely with sweat equity

2. 📈 10X User Growth + 16X Revenue Growth in last 12 months

3. 👤 100,000+ users

4. ⭐ 4.8 average rating on 3,300+ app store reviews

5. ❤️ Built by people who would have died if they had not found recovery

6. 💬 6.8 messages of support per every user post

7. 🌍 Telehealth market expected to grow from $37B to $196B by 2025

Our Team



Chris Thompson   Co-founder & CEO

Taken multiple apps from idea to market in the Social Impact, Fintech and Real Estate space.

> I built Sober Sidekick because I am someone who would have died had I not met the right people at the right time. I built the platform because there are 22 million Americans just like me who suffer, and they deserve a chance.



Jake Foerster   Co-founder

Managed various positions ranging from overnight Behavioral Health Technician to Director of Marketing, and everything in between. Passion for this industry is derived from personal experience.



Chris Aburime   Co-founder



Chris Aburime   Co-founder

Seasoned digital marketing executive and entrepreneur with over 20 years of experience in digital growth. In 2019, Chris had a successful exit from Augurian, a leading Minnesota-based digital marketing agency where he was Founding Partner.

A Social Meaningful Platform To Break Addiction



SOBER SIDEKICK APP

UNIQUE VALUE PROPOSITION: COMMUNITY DRIVEN BEHAVIORAL CHANGE

Sober Sidekick is community driven behavioral change at scale.

We've created the first of its kind **decentralized mental health support** built on our proprietary technology that rewards empathy and motivates people to help people.

On Sober Sidekick, members receive life-saving support, in real-time, from the community at their critical time of need 24-hours a day.

The opposite of addiction is connection.

The world has never needed this more



70%   ...of those who seek help





MARKET PROBLEM

NOT A NICHE MARKET, PEOPLE ARE JUST SCARED TO TALK ABOUT IT.

6 OUT OF 7 never receive help

70% will relapse

22 MILLION AMERICANS (Market Size) battle addiction every year.

42 BILLION DOLLAR MARKET Substance abuse industry built to recycle the 1 out 7 who seek help.

ADDICTION THRIVES IN ISOLATION Psychology says that people are 350% less likely to talk about issues that bring stigma

Some crazy facts:

Of the **22 million Americans** who chronically battle addiction, **19 million of them will never get help in their lifetime.** That's **6 out of 7.**

Meanwhile, there's a **$43 Billion** Substance Abuse industry that is **only serving 3 million Americans.**

And, of the 3 million who do get help, their chances of staying sober for longer than 1 year are between **5-10%.**

The **substance abuse treatment industry operates as a band-aid,** because it is a business model that thrives off of repeat customers **instead of giving people their health, happiness, and lives back.**

So we asked ourselves,
**If everyone else is trying to stop the bleeding,
How do we confront the problem at the root?**



& Stay Motivated



< Back   @never alone

"Rock bottom became the solid foundation on which I rebuilt my life."
-JK Rowlings

Look up not down :)

19 minutes ago   ♥ 1   🗓 Sober for 9 days

@zorro   ♥

♥ 1   🗓 Sober for 12 hours

I'm right where you are, but we gotta leave the guilt and shame behind and focus on the long game. Bad habits don't go away overnight, try not to beat yourself up 🙏



For every post on Sober Sidekick, 6.8 members will respond with support, advice, motivation, and positive feedback.

We call it the empathy algorithm

In January of 2019, we launched our MVP of Sober Sidekick built on what we call our empathy algorithm. It's an algorithm that **motivates people to help people.**

And it doesn't work *sometimes,*
It works EVERY TIME.

Since we launched, **not a single member has ever written a post and not received support** from another member of our community.

And, we've gamified it to the point where for **every post on Sober Sidekick, 6.8 members will respond with support, advice, motivation, and positive feedback.**

It is so effective, members continue to say

"I am alive because of Sober Sidekick."

All of this, optimized for positive behavioral change **and real-life comeback stories.**

EMPATHY ALGORITHM

1 NEGATIVE TRIGGER
Self worth issues, traumatic circumstance, & failed expectations.

2 ACTION
Before I post, Sober Sidekick has me give support to another user who is going through a similar experience, then I create my own post.

3 VARIABLE REWARD
The Secret Sauce. Within minutes of creating my post Sober Sidekick gets 3-10 of my peers to write me messages of positive reinforcement.

4 INVESTMENT
I write messages of positive reinforcement to others & feel more connected to my own personal development.

5 POSITIVE TRIGGER
Sober Sidekick notifies me, I reached my sobriety milestones & sends me empathy badges for the support I gave others

20% of users will complete
this step within 10 minutes
of downloading.

badges for the support I gave others.
I receive validation & continue the
community centric coping cycle.

Exponential Growth

By helping people, help people

In the last 12 months we've grown **our user base 1000% and our revenue 1600% to $300K ARR.**

We've done all this with our time and commitment to the mission **and without a dollar in funding.**

- **over 100,000 Downloads**

- **$300,000 ARR**

- **3,300+ iOS and Android Reviews (4.8/5)**

- **No member has ever posted without receiving community support**

- **Every post on Sober Sidekick generates 6.8 comments of community support on average**

For most of 2021, our founders went without a salary, so that we could reinvest all of our revenue into growth, which has resulted in the exponential growth you see below.



Where We're Going

In the U.S, proactive mental health care is built for the privileged. Therapy, coaching, and treatment are not easily accessible to the majority of those who suffer, and to those it does serve, their ability to provide reporting on the impact of their care down the road is incredibly limited.



GO TO MARKET AND FUTURE MILESTONES
Q1 2022
LAUNCH CONTACT CENTER TO INCREASE TELEHEALTH CONVERSION RATES 300%
Q3 2022
OPTIMIZE CONTACT CENTER $250,000 MRR THROUGH CONTACT CENTER
NOW
DATA DRIVEN ADMISSIONS 6% AVERAGE REVENUE PER USER
Q2 2022
BEGIN AGGRESSIVELY SCALING TARGETED USER ACQUISITION CAMPAIGNS.

Forward looking projections cannot be guaranteed.

Value Based Care

Sidekick is on a path to be the first to unlock the massive gaps of data regarding behavioral mental health outcomes and economic impact by giving everyone a space to think out loud + receive mental health support without judgment, and measure outcomes that could never before be measured.

Substance Abuse costs insurance, government, and our criminal justice system more than 100 billion per year. Not to mention our workforce, families, and individual lives.

Sidekick will be data force behind human centered mental health care, and will save insurance, government, and key players billions per year by through proactive and preventative, community sourced care.


Q1 2023
LAUNCH SOBER SIDEKICK TELEHEALTH
Q3 2023
$750,000 MRR THROUGH SOBER SIDEKICK TELEHEALTH
2025
5 MILLION USERS
40 MILLION ARR
INSURANCE PARTNERSHIP
Q4 2022
500K MEMBERS. INVEST IN BROAD NETWORK AND TARGETED INFLUENCER CAMPAIGN
Q2 2023
1 MILLION USERS
B2B2C PARTNERSHIPS IN HEAVY SUBSTANCE ABUSE MARKETS
INFLUENCER CAMPAIGNS
2024
3 MILLION USERS
15 MILLION ARR
LAUNCH PREDICTIVE MODEL

Forward looking projections cannot be guaranteed.

Why Now

Alcohol and isolation are the two leading causes of early death. As alcohol sales sky-rocketed during the isolation of Covid 19, we saw suicides, overdoses, and broken lives increase at an alarming rate.

There is no more urgent time in history than now.


LIFE AFTER COVID-19
WHY NOW?
• People are 30X more likely to use telehealth
• Substance abuse has increased 60%
• Substance abuse is now the 2nd most billed usage of telehealth
• Telehealth market expected to grow from 37B to 196B by 2025

Who We Are

We are individuals who once suffered alone, almost died, but took a leap of

We are individuals who once suffered alone, almost died, but took a leap of faith and found empathy, amazing, deep human connections, and a fulfilling purpose driven life.

When difficulties come up, we lean into ourselves and their community. We've discovered the value our experiences provide to others, and when we gave freely to others, we've found life to be abundant.

Our purpose is to spark and fuel the most epic wave of real life comeback stories the world has ever seen.


FOUNDING TEAM
CHRISTOPHER THOMPSON
CEO
CHRIS ABURIME
USER ACQUISITION & BRAND
JAKE FOERSTER
CLINICAL BUSINESS DEVELOPMENT

Hear from our lead investors,
Stephanie Funk and Ramsay Ball:


Stephanie Funk & Ramsay Ball - Why We Invested in Sober ...
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